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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10027449

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[ANNU]AL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 26 2010

Washington, DC
112

SEC FILE NUMBER
8- 42468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manning & Napier Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Woodcliff Drive
(No. and Street)

Fairport	New York	14450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Beth H. Galusha
(585) 325-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place	Rochester	New York	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Beth H. Galusha, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manning & Napier Investor Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beth H. Galusha
Signature

Treasurer
Title

Zandra Lee Mistretta
Notary Public

ZANDRA LEE MISTRETTA
Notary Public, State of New York
Qualified in Monroe County
No. 01MI6004583
My Commission Expires 3/23/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on Internal Control Structure Required by SEC.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rule 17a-5 (under separate cover)

Manning & Napier Investor Services, Inc.
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
Assets		
Cash	$ 478,536	$ 454,314
Prepaid and other assets	135,974	77,909
	$ 614,510	$ 532,223
Liabilities and Shareholders' Equity		
Liabilities		
Accounts payable	$ 38,952	$ 298
Accounts payable - affiliate	271	8,775
Accrued expenses	38,511	30,355
Stock purchase note payable	223	1,666
Total liabilities other than shares	77,957	41,094
Shares subject to mandatory redemption	293,858	167,041
Shareholders' Equity		
Common stock, $0.01 par value - authorized 4,775,950 shares with 2,491,688 and 2,454,428 shares issued and 2,482,425 and 2,433,988 shares outstanding as of December 31, 2009 and 2008, respectively	24,917	24,544
Additional paid-in capital	251,790	251,136
Treasury stock, 9,263 and 20,440 shares - at cost, as of December 31, 2009 and 2008, respectively	(178)	(270)
Excess of common stock and accumulated deficit attributable to shares subject to mandatory redemption and over redemption amount (Note 6)	38,605	136,135
Accumulated deficit	(71,439)	(85,771)
Stock subscriptions receivable	(1,000)	(1,686)
Total shareholders' equity	242,695	324,088
	$ 614,510	$ 532,223

The accompanying notes are an integral part of these financial statements.